Exhibit 99.13

FOR IMMEDIATE RELEASE
June 29, 2004

BOOKHAM ENTERS HIGH POWER INDUSTRIAL LASER MARKET

Zurich, Switzerland, June 29 2004 – Bookham Technology plc (“Bookham”) (LSE: BHM; NASDAQ: BKHM) has developed and qualified a family of high-power laser diode bars, based upon its telecoms market-leading 980nm gallium arsenide (GaAs) laser diodes, to meet the needs and opportunities of key industrial sectors.  The initial products are now qualified and have been shipping during the current quarter.

Bookham’s Zurich-based division has over 20 years’ experience of developing and manufacturing large volumes of high brightness, reliable GaAs laser diodes.  Bookham has now applied this technology and experience to the development of cutting-edge solutions for the industrial, medical, military, and aerospace markets.

“We are recognised as a leader in the telecoms sector in high-power 980nm lasers,” said Chuck Milligan, VP Industrial and Defense solutions.  “Now we have adapted this technology into the industrial market. To achieve this we have leveraged our strong capabilities in laser diode design, reliability analysis and manufacturing capability. The significant investments and efforts we have made over the years into capacity, yield improvement and automation enable us to offer what we believe is best-in-class performance of high-power lasers at competitive cost.”

Bookham completed the qualification of an 808nm 50W laser bar in December 2003.  Since then over 5,000 hours of testing have been achieved with excellent results.  Laser bars at 808nm and 60W have now also been qualified under the harshest operating condition of pulsing from off to peak power, which puts the laser diode through a full thermal cycle about once per second.  During qualification, minimal degradation has been observed and no devices have failed.  Bookham is now completing qualification of an 80W bar at 9xxnm.  A 120W bar is planned for release by the end of the year.

“Wavelengths from 780nm to 1060nm are now available,” said Milligan.  “Both bare and mounted bars are available, the latter on either a standard micro-channel cooler or passively-cooled copper mount.  The footprint is industry standard.”

www.bookham.com	Thinking Optical Solutions

One of the core technologies that has driven these achievements is Bookham’s proprietary E2 process, which passivates the laser’s front mirror. The aim of this passivation is to prevent Catastrophic Optical Mirror Damage (COMD), which is a common problem in the development of high brightness GaAs laser diodes. The E2 solution to the COMD issue enabled Zurich laser diodes to be used in the first commercial telecommunications link using 980nm pumps, and later in submarine optical telecommunications links, where reliability requirements are ultra-demanding.

Also of key importance is Bookham’s experience in mounting laser diodes using gold-tin soldering. This “hard-soldering” technique enables laser diodes to be driven at higher powers and temperatures with much greater reliability than “soft” solders, such as indium, which are often used in industrial applications.

Applications for these high power GaAs lasers include pumping of solid-state lasers such as NdYAG lasers, fibre lasers and disc lasers, as well as direct applications of the laser diode output. These powerful devices have applications in material processing, marking and label printing, medical applications such as skin treatment, and military/aerospace applications ranging from laser warning and targeting to “directed-energy” weapons and inter-satellite communications.

Diode-pumped solid-state lasers have many advantages over lamp-pumped versions: they are more efficient, they provide better beam quality and have lower cost-of-ownership. But what has slowed down their take-up in the industry has been the lack of adequate reliability and brightness in high power laser diodes available on the market.

“The great news is that while we have already achieved what in our view constitute best-in-class results, we have not yet found the limit of our technology’s capability,” said Milligan.  “We have just achieved a world-record 320W 1cm bar at 920nm on a standard microchannel cooler. Just as we have done in telecom, we are confident we will continue to push the brightness and reliability of industrial laser diode bars to new levels, which we believe will provide our customers with a strong improvement in system performance, lifetime and in $/Watt, which will accelerate the growth of diode-pumped laser systems.”

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For further information, please contact:

Sharon Ostaszewska	or	Brian Dolby/Helen Lyman Smith
Bookham Technology plc		GBCS Public Relations
Tel: +44 (0) 1235 837000		Tel: +44 (0) 115 950 8399
brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers’ needs.  The company’s optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.